Filed By Micron Electronics, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Interland, Inc.
Commission File No. 000-31111

      Micron Electronics, Inc. and Interland, Inc. have updated one of the slides they are using in meetings with certain investors and analysts regarding the proposed merger of Micron Electronics and Interland, a copy of which slides was initially filed by Micron Electronics on April 3, 2001 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934. The updated slides (reflecting a change to the second slide) is attached hereto as Exhibit A.

Exhibit A

Micron Electronics

Completing the Transformation

Joel J. Kocher
Chairman and Chief Executive Officer
Micron Electronics

April 2001

Safe Harbor

Except for the historical information contained in this document, statements in this document may be considered forward-looking statements. These forward-looking statements include the expected effects of the merger of Micron Electronics and Interland (such as the establishment of the combined company as a leading provider of Web hosting solutions and certain merger synergies and expected future operating results for the combined company), the timing of the expected closing of the merger and the planned sale of Micron Electronics' non-hosting business. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies in connection with the merger, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability of the combined company to expand its customer base as planned, general economic conditions, failure of the transaction to close due to the failure to obtain regulatory approvals, the failure of the stockholders of Micron Electronics or Interland to approve the merger, the impact of competition, quarterly fluctuations in operating results, customer acceptance of new products and services and new versions of existing products, the risk of delay in product development and release dates, risk of product returns, investments in new business opportunities and the ability of Micron Electronics to reach a definitive agreement to sell its PC business. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Certain of these and other risks associated with Interland's business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this document.

From the desktop to the network

From a Second-tier Player in Mature PC Industry

To a Top-tier Player in Emerging Web Hosting Industry

To Profitability & Shareholder Value

Vision

The very nature of computing is changing, with the real power center moving from the desktop to the network. This move will provide the biggest advantage to small and medium businesses, who will be first to embrace this new model of outsourced infrastructure and hosted software applications. Hosting will be the foundation for this "third wave" of computing.

Completing the Transformation

- Culmination of 2-year process
- Goal: Profitability, Shareholder Value
- Planned Sale of PC Business
- Sale of SpecTek
- Result is Pure-Play Web Hosting Business -- HostPro
- Acquisition of Interland doubles size, creates Web hosting leader

What Web Hosting Industry Analysts are saying…

"The Yankee Group believes that the merger between HostPro and Interland will create a ***formidable player*** *in the SMB Web-hosting space…. These amalgamated players will be well positioned to capture business in the burgeoning SMB Web-hosting market."*
– The Yankee Group

"As a result of the merger, the new Interland has a better story to tell on Wall Street. The new company is ***bigger and stronger, with more customers*** *and data centers, a broader range of service offerings, and, most importantly, a* ***fully funded business model****."*
-- IDC

The Opportunity:

Web Hosting & ASP Industry Revenue Projections



Billions
$15
$10
$5
$0
1999
2000
2001
2002
2003
Web Hosting
ASP

Source: Forrester Research

SME: Fastest-growing, most underserved portion of the market


Small Business
Medium Business
Large Business
Total Market: $25 Billion
CAGR = 78%
'98
'99
'00
'01
'02
'03

(Source: IDC Web Hosting Services, 2000)

Top Players in Hosting

	Sites Hosted (as of June 2000)
Verio (NTT)	400,000
NetBenefit	120,000
XO Communications	105,000
#4 HostPro	100,000
Interliant	87,500

Source: CIBC World Markets, Enhanced Data Services, 10/2/2000

Carrier Class Data Centers


FIRE SUPPRESSION SYSTEM
ON-PREMISES PERSONNEL
NETWORK OPERATIONS
CONTROLLED ENVIRONMENT
UNINTERRUPTIBLE POWER SUPPLY
COLOCATION
NOC
BACK-UP BATTERIES
BACK-UP GENERATORS
DATACENTER
SECURITY SYSTEMS
BRACED SERVER RACKS
ROUTERS
PROXIMITY ACCESS BADGE READERS
SWITCHES

Network Backbone



Seattle
Moses Lake
Boise
Toronto
Los Angeles
Boca Raton
EXISTING LOCATIONS
SEATTLE, WA (USA)
BOISE, ID (USA)
MOSES LAKE, WA (USA)
LOS ANGELES, CA (USA)
BOCA RATON, FL (USA)
MINORITY INVESTMENT SITE
TORONTO, ONTARIO (CAN)
EXISTING BACKBONE
PLANNED BACKBONE
EXISTING LOCATIONS
MINORITY INVESTMENT SITE
Sun
EMC
FOUNDRY
Sprint
UUNET
Cisco

Proven Success Moving Customers Up the Value Chain


Total Monthly Value
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Q2 Q3 Q4
FY2000 Actuals
$36 $47 $60
$281 $635 $1,234
$1,292 $1,444 $1,466
Shared Applications
Owned Applications
Housed Applications

Current customers are becoming more hosting-centric

PEPPERDINE UNIVERSITY

Presence

$199

3 months

Firewall/Content

$870

Covenant

Presence

$50

7 months

Firewall

Content

Mail

$2800

Bio Century Publications

Presence

$50

7 months

Presence

Presence

Presence

$499

KEC Solutions

Presence

Commerce

Mail

$254

12 months

Presence

Intranet

$680

Our target demographic is one of the largest adopters of hosted applications

Actual and Projected Amount (millions) on ASP services

	1999	2000	2001	2002	2003
Under 100 employees	$316	$649	$1,233	$2,257	$3,850
100- 999 employees	$562	$1,188	$2,304	$4,090	$6,623
1000-4,999 employees	$44	$100	$203	$370	$605
5000+ employees	$11	$27	$63	$128	$233
TOTAL	$933	$1,964	$3,803	$6,845	$11,311

Source: Forrester Research, "Sizing Apps hosting" Dec 1999

HostPro Quarterly Revenue


$(000)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
Other
Hosting
Hosting seq. Growth %
54%
17%
21%
16%
Q2-00
Q3-00
Q4-00
Q1-01
Q2-01

Avg. Growth (Tot. Revs.)	
Last 3 qs	Last 2 qs
12.6%	12.8%

HostPro Shared/Dedicated Annualized ARPU



Shared
Dedicated
Shared Annualized ARPU
Dedicated Annualized ARPU
450
440
430
420
410
400
390
380
370
360
350
10,000
9,500
9,000
8,500
8,000
7,500
7,000
6,500
6,000
5,500
5,000
Q4-00
Q1-01
Q2-01

HostPro Customer Base

	AARPU *	% of Hosting Revenues
Top 20 Hosting Customers	$124,208	6.2%
Top 200 Hosting Customers	$34,057	17.0%

Notes

* Annualized Average Revenue per User

Figures as of February 2001

EBITDA Progress


HostPro EBITDA Loss (Actual)
$(000)
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
EBITDA Loss
Q400
Q101
Q201

HostPro Management Team

CEO	Joel Kocher	Dell, Power Computing
CFO	Dennis Cavender	Amdahl, CyberCash
CTO	Cliff Luckey	GTE, Aperian
SVP HR	Sid Ferrales	Dell, Digital
VP PR	Barbara Gibson	WorldCom
VP Corp Dev	David Buckel	AppliedTheory, NYSERNet
VP Sales	Garrett Mullins	COVAD
VP Biz Dev	Robert Hollander	WorldCom
VP Marketing	Bob Carlier	Oracle

HOSTPRO® + interland®

Combined HostPro/Interland

- #1 provider of business-class hosting solutions to the SME market
- Largest # of dedicated-hosting customers in the industry, with more than 2,100
- 230,000 paid hosted Web sites
- More than 112,000 customer accounts
- Coast-to-coast data center presence with high-end managed services

HostPro Hosting Results



Quarter- Annualized Revenues $000s
EOP Hosting Accounts #
Annualized ARPU $
$496
$491
$517
$573
$575
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
600
580
560
540
520
500
480
460
440
Q2-00
Q3-00
Q4-00
Q1-01
Q2-01
Annualized ARPUs

*Interland Results **



Quarter-Annualized Revenues $000s
EOP Hosting Accounts #
Annualized ARPU $
60,000
50,000
40,000
30,000
20,000
10,000
-
900
850
800
750
700
650
600
550
500
Quarter-Annualized Revenues 000s & EOP Hosting Accounts
Annualized ARPUs
$654
$788
$828
$840
$840
Q4-99
Q1-00
Q2-00
Q3-00
Q4-00

* Interland Results include Hosting, Applications & Consulting

HOSTPRO + interland

Combined AARPU

(HostPro & Interland)



$700.0
690.0
680.0
670.0
660.0
650.0
640.0
630.0
620.0
610.0
Combined ARPU
I
II
III
IV

	HostPro	Interland
I	Dec Feb 00	Jan-Mar 00
II	Mar-May 00	Apr-Jun 00
III	Jun-Aug 00	Jul-Sep 00
IV	Sep-Nov 00	Oct-Dec 00

HOSTPRO + interland

Compelling Revenue Story

Annualized Revenues (mm)			Growth (Ave. Sequential Last 2 Qs)
HostPro	$ 58.8	2q (Feb 01)	12.80%
Interland	$ 41.6	4q (Dec 00)	12.90%
Combined	$ 100.4		
Projected	$160 - $180	(FY2002)	8% to 10%

Strong Cash Position

- Shared and managed hosting can be profitable for large scale providers
- Not a co-location play so minimal capital expenditures required
- HostPro is projected to bring appx. $200 million to the deal at close
- Combined business plan projects a cash balance of over $175 million when the company is complete cash flow positive (Q2 FY03)

Combined Growth & Position

- Combined Companies will be EBITDA positive within 12 months after the combination
- Dramatic ARPU increase in our managed and shared products
- Combined 10% sequential growth for the new companies positions us strongly
- Significant cash balance with minimal debt separates us from the competitors
- Strong channel partners, including Verizon, major telecom and CLECs, and more than 2000 VARs

HOSTPRO + interland

Some Logical Synergies

- Projecting 1st-Year Synergies of $20-30 million
- Sales and Marketing
- General Administrative
- Data Center Synergies

HOSTPRO® + interland®

A winning combination

- Clear leader in lucrative, hyper-growth SME space
- Only well-capitalized, public company focused on SME
- Positioned for ARPU inflation & margin expansion as ASP market emerges
- Tier-one player in emerging, high growth industry
- Strong management team with depth of hosting experience

HOSTPRO® + interland®

Where you can find additional information:

Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding the merger, when it becomes available, because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to the respective stockholders. Such prospectus/proxy statement will be filled with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's Web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual Meeting is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter, and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Registration Statement on Form S-1, as amended, is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.